767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

June 11, 2021

VIA EDGAR TRANSMISSION

Beverly Singleton

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street NE
Washington, D.C. 20549

Re:	Churchill Capital Corp IV Amendment No. 1 to Registration Statement on Form S-4 Filed May 14, 2021 Filed by Churchill Capital Corp IV File No. 333-254543

Dear Ms. Singleton:

On behalf of our client, Churchill Capital Corp IV, (“Churchill”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 27, 2021, relating to Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on May 14, 2021. In connection with these responses, Churchill is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, Churchill has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Securities and Exchange Commission June 11, 2021 Page 2

Interests of Certain Persons in the Business Combination, page 38

1.       Comment: Please add the interests of the PIPE investors in this section. Disclose the difference in the price that they will pay for the shares versus the current closing price per share.

Response: In response to the Staff’s comment, Churchill has revised its disclosure on pages 39 and 163 of the Amended Registration Statement.

Background of the Transactions, page 137

2.       Comment: Please expand your revisions added in response to prior comment 8 to clarify how the preliminary due diligence sessions, including those with Lucid and its advisors, and forecasted financial information relate to the enterprise value proposed on January 14. Explain specifically what due diligence was conducted, including with respect to the forecasted financial information that Lucid provided to you, given your disclosure regarding when due diligence began.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 139 of the Amended Registration Statement.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission June 11, 2021 Page 3

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8552 or by e-mail at michael.aiello@weil.com.

Sincerely yours,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Michael Klein, Chairman and Chief Executive Officer, Churchill Capital Corp IV
Matthew Gilroy, Esq., Weil, Gotshal & Manges LLP